Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

Buenos Aires, November 22nd, 2013

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

We are pleased to write to you in compliance with the provisions set forth by said Commission to inform you that the Extraordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. (the “Company”) was held on November 21, 2013 at 11:30 a.m., presided over by Mr. Eduardo Escasany. This Meeting was attended by 46 shareholders (the “Shareholders”), of which 18 were present in person and 28 were represented by proxy. The Shareholders were holders of 281,221,650 class “A” ordinary shares, with each share entitled to five votes, representing a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 736,761,523 class “B” ordinary shares, with each share entitled to one vote, representing a capital stock value of 736,761,523 pesos and 736,761,523 votes, resulting in a quorum of 82%.

Pursuant to the requirements of section 4, chapter II of the rules of said Commission (CNV - N.T. 2013), the summary of the resolutions adopted with respect to each item of the agenda is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes.”

The following shareholders were approved to sign the Minutes: Mr. Arturo Santillán and Mr. Adolfo Tamini, including the representatives of the shareholder Anses, Mr. Andrés Mascioli and Diego Lombardo Martus.

SECOND ITEM OF THE AGENDA: “Consideration of the merger of Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia with the simultaneous dissolution of Lagarcué and Theseus without liquidation in accordance with the Article 82 and the Commercial Companies Law and Article 76 and related of the Income Tax law (20.628). Approval of the Preliminary Merger Agreement executed on September 10, 2013.”

The Preliminary Merger Agreement executed by the Board of Directors and the merger of Lagarcué S.A. and Theseus S.A. into Grupo Financiero Galicia with the simultaneous dissolution of Lagarcué and Theseus without liquidation were approved.

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

THIRD ITEM OF THE AGENDA: “Examination of the Special Merger Balance Sheet, the Consolidated Merger Balance Sheet as of June 30 , 2013 and the reports issued by the Supervisory Syndics’ Committee and the external auditors, prepared in accordance with the provisions set forth by Article 83, section 1st of the Commercial Companies Law and the current regulations (N.T. 2013) set forth by the Comisión Nacional de Valores.”

The documents under discussion were approved.

FOURTH ITEM OF THE AGENDA: “Consideration of the securities exchange ratio and the related future capital increase in the amount of $ 58,857,580, by issuing the same number of Class “B” shares by the Company, with a face value of $ 1 each and one vote per share (“New Shares”), entitled to participate in the profits of the fiscal year beginning on January 1, 2013, which will be fully allocated to the shareholders of Lagarcué S.A. and Theseus S.A. Authorize the Board of Directors and/or its designees to implement and execute all necessary instruments related thereto. Approve the issuance of provisional certificates representing such New Shares for delivery to the shareholders of the incorporated companies.”

The securities exchange ratio and the future capital increase in the amount of $ 58,857,580, by issuing the same number of Class “B” shares by the Company, with a face value of $ 1 each and one vote per share (“New Shares”), entitled to participate in the profits of the fiscal year beginning on January 1, 2013, which will be fully allocated to the shareholders of Lagarcué S.A. and Theseus S.A. was approved. Similarly, the authorization of the Board of Directors and/or its designees to implement and execute all necessary instruments related thereto together with the issuance of provisional certificates representing such New Shares for delivery to the shareholders of the incorporated companies was also approved.

FIFTH ITEM OF THE AGENDA: “Treatment of the filing requesting the incorporation of the capital increase to the public offering and listing of the securities. Authorize the Board of Directors and/or its designees to execute and implement the necessary procedures for the issuance of the New Shares and the certificates thereof.”

The proposal of the Board of Directors to request the incorporation of the capital increase to the public offering and listing of the securities and the authorization of the Board of Directors and/or its designees to execute and implement the necessary procedures for the issuance of the New Shares and the certificates thereof was approved.

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

SIXTH ITEM OF THE AGENDA: “Authorize the Board of Directors to execute the definitive merger agreement and the necessary instruments related thereto and to carry out the various presentations and registrations related to the merger at the respective offices with the purpose of obtaining the corresponding inscriptions.”

The authorization of the Board of Directors to execute the definitive merger agreement and the necessary instruments related thereto and to carry out the various presentations and registrations related to the merger at the respective offices with the purpose of obtaining the corresponding inscriptions was approved.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.